SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ashford Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Robert G. Haiman

14185 Dallas Parkway, Suite 1100

Dallas, Texas 75254

(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford Hospitality Trust, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 205,086

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 205,086

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,086

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%*

14	Type of Reporting Person (See Instructions) CO

*              The percentage calculations herein are based upon an aggregate of 2,201,745 shares of common stock, par value $0.01 per share, of Ashford Inc., outstanding as of October 2, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford OP General Partner LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 205,086

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 205,086

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,086

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%*

14	Type of Reporting Person (See Instructions) OO

*              The percentage calculations herein are based upon an aggregate of 2,201,745 shares of common stock, par value $0.01 per share, of Ashford Inc., outstanding as of October 2, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford Hospitality Limited Partnership

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 205,086

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 205,086

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,086

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.3%*

14	Type of Reporting Person (See Instructions) PN

*              The percentage calculations herein are based upon an aggregate of 2,201,745 shares of common stock, par value $0.01 per share, of Ashford Inc., outstanding as of October 2, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford TRS VII Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%*

14	Type of Reporting Person (See Instructions) CO

*              The percentage calculations herein are based upon an aggregate of 2,201,745 shares of common stock, par value $0.01 per share, of Ashford Inc., outstanding as of October 2, 2019.

CUSIP No. 044104-10-7		SCHEDULE 13D

1	Name of Reporting Person Ashford TRS Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%*

14	Type of Reporting Person (See Instructions) CO

*              The percentage calculations herein are based upon an aggregate of 2,201,745 shares of common stock, par value $0.01 per share, of Ashford Inc., outstanding as of October 2, 2019.

CUSIP No. 044104-10-7	SCHEDULE 13D

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on November 24, 2014 (the “Initial Statement” and, as amended and supplemented through the date of this Amendment No. 3, collectively the “Statement”), by the undersigned, relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Except as specifically supplemented by this Amendment No. 3, the Statement is unchanged.

Item 4.                                  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 3, 2019, the Issuer filed a Current Report on Form 8-K with the SEC, disclosing that on October 2, 2019, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Ashford Trust, under which the Issuer purchased 393,077 shares of its common stock for $30 per share, resulting in total proceeds of approximately $11.8 million to Ashford Trust. The purchase price equates to a premium of approximately 20% based on the closing price of the Issuer’s common stock on October 1, 2019.  Due to the parameters of the private letter ruling expected to be received from the Internal Revenue Service by Ashford Trust, the Issuer is only able to acquire the shares held by Ashford Trust’s taxable REIT subsidiaries. Additionally, Ashford Trust announced that it currently plans to distribute the remaining 205,086 shares of the Issuer’s common stock that it currently owns on a pro-rata basis to Ashford Trust common shareholders and unitholders.

Ashford Trust’s pro-rata distribution of the Issuer’s shares is contingent upon, and will occur immediately prior to, the Issuer’s planned acquisition of Remington Holdings, L.P.’s hotel management business, as contemplated by the Combination Agreement. The acquisition is subject to approval by the Issuer’s stockholders and customary closing conditions.

CUSIP No. 044104-10-7	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2019

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD HOSPITALITY LIMITED PARTNERSHIP

By:	Ashford OP General Partner LLC, its general partner
By:	/s/ Douglas A. Kessler
Douglas A. Kessler
President

ASHFORD OP GENERAL PARTNER LLC

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD TRS CORPORATION

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary

ASHFORD TRS VII CORPORATION

By:	/s/ Robert G. Haiman
Robert G. Haiman
Executive Vice President, General Counsel and Secretary